

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 30, 2016

Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
1311 Pineview Drive Suite 501
Morgantown, WV 26505

> **Re:** **Protea Biosciences Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 16, 2016**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 22, 2016**
> **File No. 000-51474**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note the references to your proposed Public Offering, including your statement that if you cannot successfully complete the offering you will not seek to consummate the reverse stock split. Given your August 28, 2016 request to withdraw your registration statement on Form S-1 (333-211674), please revise your proxy statement to reflect that you will not be proceeding with the public offering.

Frequently Asked Questions
Q: What is the purpose of the authorized common stock increase and the charter amendment?

2. We refer to your statement in the answer to this question that the increase in the number of authorized shares of common stock will enable you to meet your obligations to investors and other warrant holders. We also note that your discussion of Proposal No. 2

indicates that the number of authorized shares of common stock will not be decreased as part of the reverse stock split. Please revise your disclosure in this section and in your discussion of Proposal No. 2 to specifically state whether you have any plans, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes, other than to meet your obligations under the 2016 Bridge Notes and the outstanding warrants referenced in this answer. If there are any such plans, please disclose them in your disclosures relating to each proposal.

Proposal No. 2

3.   We refer to your statement in the third paragraph under this proposal stating that fractional shares will, at the election of your board, be converted into either the right to receive a cash payment or the right to receive a scrip or warrant. Elsewhere in your disclosure, you state that all fractional interests will be rounded down to the nearest whole number. Please reconcile your disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Stephen A. Weiss — CKR LAW LLP